[Smart Online Letterhead]

July 3, 2007

Barbara C. Jacobs Assistant Director Division of Corporation Finance United States Securities and Exchange Commission 100 F Street Washington, D.C. 20549	Reference Number: 20070702 Via FedEx (7923 7249 2363)

RE:	Amendment No. 2 to Smart Online, Inc.’s Registration Statement

Dear Ms. Jacobs:

On June 25, 2007, Hugh Fuller of your office had a telephone conversation regarding the above-referenced filing by Smart Online, Inc. (the “Company”) with the Company’s outside legal counsel, Margaret Rosenfeld of Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P. In the Company’s June 15, 2007 response to your letter of May 4, 2007 with respect to comment #4, the Company had stated that one selling security holder entity, HSBC Private Bank Suisse SA (“HSBC”), had informed the Company that it may not disclose the beneficial owners of the securities of which it is the registered holder pursuant to Swiss Banking Secrecy Law and the Company had proposed footnote disclosure regarding HSBC to this effect in the Selling Security Holders section of the Registration Statement. Mr. Fuller informed Ms. Rosenfeld that such footnote disclosure would not be sufficient for compliance with Rule 13d-3 of the Securities Exchange Act of 1934. Therefore, the Company is filing herewith Amendment No. 2 to the Registration Statement on Form S-1/A (File No. 333-141853) to remove HSBC from the Registration Statement as a selling security holder and to reduce the number of shares being registered under the Registration Statement accordingly. This amendment also includes other minor revisions to update the information in the Registration Statement as of a more current date.

On July 3, 2007, Mr. Fuller had a telephone conversation with Ms. Rosenfeld and James W. Gayton, Corporate Counsel for the Company, concerning the increase in the number of shares included in the Registration Statement. The following table explains the increases in the number of shares:

Barbara C. Jacobs
July 3, 2007

Stockholder Name	# of Shares on S-1	# of Shares on S-1/A	Reason
John Smith	2,929	27,929	Added shares purchased in first quarter of 2005 pursuant to Registration Rights Agreement.
Juliani Ltd.	7,030	67,030	Added shares purchased in first quarter of 2005 pursuant to Registration Rights Agreement.
Chiche Yael	2,343	22,343	Added shares purchased in first quarter of 2005 pursuant to Registration Rights Agreement.
The Blueline Fund	218,750	718,750	Added shares purchased in first quarter of 2005 pursuant to Registration Rights Agreement.
Atlas Capital, S.A. (10% stockholder)	1,760,619	2,699,535	Previously registered shares sold in 2004, but registration statement did not remain effective for a sufficient period. Re-registering these shares because Atlas cannot sell pursuant to Rule 144(k).
Peter Coker	57,328	155,945	Increase in beneficial ownership because of status as an affiliate of Tryon Ventures, LLC (see below).
Tryon Ventures, LLC	0	98,617	Returned investor questionnaire subsequent to filing of Form S-1.

This letter will serve as confirmation that the Amendment No. 1 to the Registration Statement does not include for registration any securities sold by the Company after the filed the original Registration Statement with the SEC on April 3, 2007.

Barbara C. Jacobs
July 3, 2007

If we can be of further assistance in facilitating your review of the Registration Statement, as amended, please do not hesitate to contact me by phone (919) 765-5000 or email (Michael.Nouri@SmartOnline.com).

Very truly yours, /s/ Dennis Michael Nouri Dennis Michael Nouri President and Chief Executive Officer

Enclosures

Cc:	Hugh Fuller James W. Gayton, Esq. Margaret N. Rosenfeld, Esq.